
Mail Stop 3561

September 23, 2016

Jason Wheeler
Chief Financial Officer
Tesla Motors, Inc.
3500 Deer Creek Road
Palo Alto, CA 94304

Re: Tesla Motors, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed September 19, 2016
Amendment No. 2 to Registration Statement on Form S-4
Filed September 20, 2016
File No. 333-213390
Form 10-K for the Fiscal Year Ended December 31, 2015
Form 8-K Furnished August 3, 2016
Response dated September 19, 2016
File No. 001-34756

Dear Mr. Wheeler:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 16, 2016 letter.

Registration Statement on Form S-4

General

1. We note your response to our prior comment 1. You state in your response that approximately 20 SolarCity holders of record will receive only cash consideration and all SolarCity record holders will receive at least some cash consideration. We believe that

the receipt of cash consideration by unaffiliated security holders in this transaction is not consistent with the Rule 13e-3(g)(2) exception. Please file a Schedule 13E-3 and take such other steps as necessary to comply with Rule 13e-3 or provide us with additional authority that the (g)(2) exception is available.

2. We note your disclosure on page 115 that between September 1 and September 14, 2016 four lawsuits were filed in the Court of Chancery of the State of Delaware. Please provide us with copies of any complaints that are relevant to the merger.

Background of the Merger, page 58

3. We note your response to our prior comment 12. Please place the evolution of this transaction in context by briefly discussing the significance, if any, of the potential impact on Tesla management's time and resources and execution of operational and strategic initiatives, including producing of the Model X, in the Board's determination at the May 31 meeting to assess the potential acquisition of a solar energy company.

Exchange of Shares in the Merger, page 113

4. We note your response to our prior comment 16. Please clarify how the shares of SolarCity common stock held in street name will be exchanged, including the distribution of cash in lieu of fractional interests to those shareholders who hold their shares in street name. For example, please clarify whether the exchange agent will send letters of transmittal to beneficial owners or banks, brokers, or other nominees will make arrangements with respective beneficial owners.

Form 10-K for the Fiscal Year Ended December 31, 2015

The Gigafactory outside of Reno, Nevada, page 9

5. Please confirm that you have made all disclosure required by ASC 440-10-50 (2 - 6) regarding your obligations relating to the Gigafactory and obligations with Panasonic including the 2011 as amended in 2013 supply agreement and the 2014 production pricing agreement.

6. In addition, please tell us if the supply agreement with Panasonic that allows you to purchase a minimum of 1.8 billion lithium-ion battery cells at preferential prices relates to lithium-ion battery cells manufactured at the Gigafactory or if it relates to your 2011 supply agreement with Panasonic as amended in 2013.

Management's Discussion and Analysis, page 32

Results of Operations, page 38

7. We note your response to our prior comment 21, in which you state you believe your disclosure meets the requirements of Item 303 of Regulation S-K and SEC Release No. 33-8350. You state that you will provide additional disclosure regarding your results of operations in future filings, if material. Based on your response, it is not clear whether you intend to revise your disclosure as requested in our prior comment. As previously requested, please revise to provide a more robust discussion by:

- quantifying the amounts of the factors to which changes are attributable;
- refocusing the narrative disclosure on analysis of the underlying business reasons for the individual factors;
- consider using tables to present dollar and percentage changes in accounts, rather than including such information in narrative form;
- consider using tables to list, quantify, and sum all of the material individual factors to which changes in accounts are attributable; and
- quantifying the effects of changes in both price and volume on revenues and expense categories, where appropriate.

Refer to Section 501.04 of Codification of Financial Reporting Policies and instruction 4 to Item 303(a) of Regulation S-K, which requires a quantification of the extent of contribution of each of two or more factors for an understanding of a material change. Please provide us a copy of your intended revised disclosure.

8. Refer to prior comment 22. As previously requested, please provide the various component amounts of automotive and services and other revenues for each period presented along with a discussion of the factors affecting their changes.

9. We note your response to our prior comment 23, in which you state that changes in the cost of automotive revenues have substantially been driven by increased Model S vehicle delivery volume, and therefore the Company does not believe that a discussion of individual cost category changes would be meaningful. On page 33 of your Form 10-K we note your disclosure that significant cost improvements for Model S were achieved in 2014 and 2015 relating to material cost reductions from both engineering and commercial actions, and manufacturing efficiencies. Also during these periods, product introductions resulted in some manufacturing inefficiencies which negatively impacted your gross margin. It appears from these disclosures that there is variability within the individual cost categories. Therefore, please provide a comprehensive disclosure of your various cost categories (cost of revenues, research and development expenses, and selling, general and administrative expenses, etc.), including separate quantification and discussion of changes in significant components of cost categories, along with a

discussion of the factors behind the changes. Please provide us a copy of your intended revised disclosure.

Liquidity and Capital Resources, page 40

10. We note your response to our prior comment 24, in which you state you are not currently prepared to predict when you will generate positive annual operating cash flow. In your Form 8-K furnished February 10, 2016 you say that you expect to generate positive net cash flow for the full-year 2016. Please reconcile these statements for us and make revisions to your disclosure, as appropriate.

11. We note your response to our prior comment 25, in which you state that you believe that you have provided adequate disclosure regarding your cash flows from operating activities and you will continue to provide additional disclosure for any significant item that impacts your cash flows from operating activities, if material. Based on your response, it is not clear whether you intend to revise your disclosure as requested in our prior comment. You say that in the statement of cash flows, you provide reconciliation from net loss to cash flows used in operating activities where you have provided quantitatively the sources of your operating cash flows. However, as you use the indirect method to prepare your cash flows from operating activities, merely reciting changes in line items reported in the statement of cash flows is not a sufficient basis for an investor to analyze the impact on cash. Therefore, please expand your disclosure of cash flows from operating activities to quantify factors to which material changes in cash flows are attributed and explain the underlying reasons for such changes. Refer to Section IV.B.1 of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance. Provide us a copy of your intended revised disclosure.

Financial Statements and Supplemental Data, page 45

Note 2 – Summary of Significant Accounting Policies, page 52

Vehicle Sales to Leasing Partners with a Residual Value Guarantee, page 53

12. Refer to prior comment 27. As previously requested, please quantify for us the components of "net increase in resale value guarantee" in the roll forward of the resale value guarantee liability in the table on page 54.

Form 8-K Furnished August 3, 2016

13. Based on your response to prior comment 28, it is not clear what changes you expect to make to your presentation of non-GAAP measures that add back the deferred revenue and related costs for cars sold with resale value guarantees and where you collected the

purchase price in cash, which substitutes an individually tailored measurement method for those of GAAP. As previously requested, please describe the changes you expect to make to your presentation in light of the new guidance in Question 100.04 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

14. We note your response to our prior comment 30, in which you direct our attention to your disclosure which indicates how "management uses such information internally." Item 10(e)(1)(i)(C) of Regulation S-K requires a statement disclosing the reasons why you believe that the presentation of a non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations not how your management uses the information. In your next earnings release, please provide a substantive discussion of how your non-GAAP measures are useful to investors. Provide us with your intended revised disclosure.

You may contact Patrick Kuhn at (202) 551-3308 or Lyn Shenk, Accounting Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure

cc: David C. Karp
        Wachtell, Lipton, Rosen & Katz